UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INTERNATIONAL BARRIER TECHNOLOGY INC.
(Exact Name of Registrant as Specified in Its Charter)

British Columbia	**Not Applicable**
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

510 4th Street North
P.O. Box 379
Watkins, Minnesota, 55389
(Address of Principal Executive Offices)

2005 STOCK OPTION PLAN
(Full Title of the Plan)

International Barrier Technology Inc.
510 4th Street North
Watkins, Minnesota, 55389
(Name and address of agent for service)

320-764-5797
(Telephone number, including area code, of agent for service)

With Copies to:

Morton & Company
Barristers & Solicitors
c/o Edward L. Mayerhofer
#1200 – 750 West Pender Street
Vancouver, British Columbia, V6C 2T8

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]   Accelerated filer [ ]
Non-accelerated filed [ ]   Smaller reporting company [**X**]

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered[1]	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
2005 Stock Option Plan				
Common Shares	250,000	$0.55[2]	$137,500	$9.80
	40,000	$0.09[2]	$3,600	$0.26
	3,640,000	$0.12[2]	$436,800	$31.14
	511,492	$0.24[3]	$122.758	$8.75
TOTAL	**4,441,492**			**$49.95**

(1)   Consists of common shares of the Registrant issued or to be issued or delivered on exercise of stock options under the Registrant's 2005 Stock Option Plan. Pursuant to Rule 416(a), this Registration Statement also covers additional securities that may be offered as a result of stock splits, stock dividends or similar events.

(2)   Represents the exercise price of options granted pursuant to the Registrant's 2005 Stock Option Plan, which are outstanding and unexercised as at the date of this Registration Statement.

(3)   Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(h) under the Securities Act of 1933, as amended, for options not yet granted under the Registrant's 2005 Stock Option Plan, and based upon the average of the high and low trading prices for the common shares of the Registrant as reported on the TSX Venture Exchange on April 19, 2010.

EXPLANATORY NOTE

This Registration Statement on Form S-8 is filed pursuant to General Instruction E to Form S-8 for the purpose of registering an additional 4,441,492 shares of common stock, without par value (the "Shares") of the Registrant that may be offered and sold under the Registrant's 2005 Stock Option Plan (the "Plan"). The terms of the Plan provide that the number of Shares issuable pursuant to the Plan will be a maximum of 10% of the issued and outstanding Shares of the Registrant at the date of granting the stock option.

The contents of the Registrant's previously filed Registration Statement on Form S-8 filed with the Securities and Exchange Commission (the "Commission") on February 28, 2006 (Registration No. 333-132088) is hereby incorporated by reference herein to the extent not otherwise amended or superseded by the contents hereof.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 8. EXHIBITS.

The following exhibits are filed with or incorporated by reference into this Registration Statement (numbering corresponds to Exhibit table in Item 601of Regulation S-K):

4.1	Articles[1]
5.1	Opinion of Morton & Company
10.1	International Barrier 2005 Stock Option Plan[1]
23.1	Consent of BDO Dunwoody LLP, Chartered Accountants
23.2	Consent of Counsel (see Exhibit 5.1).

[1] Incorporated by reference from the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission (File No. 333-132088) on February 28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, International Barrier certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on this 20th day of April, 2010.

INTERNATIONAL BARRIER TECHNOLOGY INC.
(Registrant)

By: */s/ David J. Corcoran*
        David J. Corcoran
        CFO and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature and Title	Date
/s/ Michael D. Huddy Michael D. Huddy President, CEO and Director	April 20, 2010
/s/ David J. Corcoran David J. Corcoran CFO and Director	April 20, 2010
/s/ Victor A. Yates Victor A. Yates Director	April 20, 2010
/s/ Craig Roberts Craig Roberts Director	April 20, 2010



Exhibit 5.1

MORTON & COMPANY
corporate and securities lawyers*

Our File No.: 1208.133.sop

April 20, 2010

International Barrier Technology Inc.
510 4th Street North
Watkins, Minnesota 55389

Dear Sirs:

Re: International Barrier Technology Inc. (the "Company")
Registration Statement on Form S-8

We have acted as securities counsel to the Company, a British Columbia corporation, in connection with the preparation of the registration statement on Form S-8 (the "Registration Statement") to be filed with the U.S. Securities and Exchange Commission in connection with the registration under the *Securities Act of 1933*, as amended (the "Act"), of 4,441,492 shares (the "Plan Shares") of the Company's common stock, which will be issuable under the Company's 2005 Stock Option Plan (the "Plan").

In rendering the opinion set forth below, we have reviewed (a) the Registration Statement; (b) the Company's Articles of Incorporation; (c) the Company's Notice of Articles; (d) the Plan; (e) certain records of the Company's corporate proceedings as reflected in its minute books; and (f) such statutes, records, agreements, certificates and other documents as we have deemed relevant. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity with the originals of all documents submitted to us as copies thereof, and the truthfulness of the statements and representations contained therein. In addition, we have made such other examinations of law and fact as we have deemed relevant in order to form a basis for the opinion hereinafter expressed.

Based upon the foregoing, we are of the opinion that the Plan Shares, when issued pursuant to the terms of the Plan will be validly issued, fully paid and non-assessable.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to all references to this firm included in or made a part of the Registration Statement.

Yours truly,

MORTON & COMPANY

/s/ Morton & Company

Suite 1200 – 750 West Pender Street, Vancouver, B.C. V6C 2T8 • Website: www.mortonandco.com
Telephone: 604.681.1194 • Facsimile: 604.681.9652 * A Partnership of Law Corporations

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of International Barrier Technology Inc. ("the Company") of our report dated September 28, 2009, with respect to the consolidated balance sheets of the Company as of June 30, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, which report appears in the Company's annual report on Form 10-K for the year ended June 30, 2009. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

/s/ BDO Canada LLP

Chartered Accountants

Vancouver, Canada
April 20, 2010